Form 40-F
period 2023-12-31
Aris Mining Corp
filed 2024-03-07
CIK 1964504

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

 (Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2023
Commission File Number 001-41794

ARIS MINING CORPORATION
(Exact name of registrant as specified in its charter)

British Columbia, Canada	1040	N/A
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)
425 Hornby Street
Vancouver, British Columbia
V6C 2Y2
(604) 764-5870
(Address and telephone number of registrant’s principal executive offices)
CT Corporation
28 Liberty Street
New York, New York 10005
(212) 894-8940
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:

Common Shares, no par value	ARMN	NYSE American LLC
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 137,569,590
Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
☒ Yes ☐ No
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
☒
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).
☐

FORWARD LOOKING STATEMENTS
Certain statements in this annual report on Form 40-F of Aris Mining Corporation (“the Company” or “Aris Mining”) constitute forward-looking information. Often, but not always, forward-looking statements use words or phrases such as: “anticipate”, “believe”, “continue”, “estimate”, “expect”, “future”, “goal”, “guidance”, “intend”, “likely”, “objective”, “opportunity”, “plan”, “possible”, “potential”, “probable”, “project”, “target” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such forward-looking statements, include but are not limited to statements with respect to local environmental and regulatory requirements and delays in obtaining required environmental and other licenses, changes in national and local government legislation, taxation, controls, regulations and political or economic developments, uncertainties and hazards associated with gold exploration, development and mining, risks associated with tailings management, risks associated with operating in foreign jurisdictions, risks associated with capital cost estimates, dependence of operations on infrastructure, fluctuations in foreign exchange or interest rates and stock market volatility, operational and technical problems, the ability to maintain good relations with employees and labour unions, competition; reliance on key personnel, litigation risks, uncertainties relating to title to property and mineral resource and mineral reserve estimates, risks associated with acquisitions and integration, risks associated with the Company’s ability to meet its financial obligations as they fall due, volatility in the price of gold, or certain other commodities, risks that actual production may be less than estimated, risks associated with servicing indebtedness, additional funding requirements, risks associated with general economic factors, risks associated with secured debt, changes in the accessibility and availability of insurance for mining operations and property, environmental, sustainability and governance practices and performance, risks associated with climate change, risks associated with the reliance on experts outside of Canada, costs associated with the decommissioning of the Company’s properties, pandemics, epidemics and public health crises, potential conflicts of interest, uncertainties relating to the enforcement of civil liabilities and service of process outside of Canada, cyber-security risks, risks associated with operating a joint venture, risks associated with holding derivative instruments (such as credit risks, market liquidity risk and mark-to-market risk), volatility of the Company’s share price, the Company’s obligations as a public company, the Company’s ability to pay dividends in the future, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2023 incorporated by reference herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The forward-looking statements and forward-looking information are made as of the date hereof and the Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, unless so required by applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements and information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
This annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this annual report on Form 40-F, the documents attached hereto and the documents incorporated by reference herein, may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.
The Company prepares its financial statements, which are filed as exhibits to this annual report on Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and therefore may not be comparable to financial statements prepared in accordance with U.S. generally accepted accounting principles.

DISCLOSURE CONTROLS AND PROCEDURES

A. Evaluation of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that (i) information required to be disclosed by the Company in reports that it files or submits to the Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer (“CEO”) and its Executive Vice President and Chief Financial Officer (“CFO”), as appropriate, to allow for timely decisions regarding required disclosure.

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective.

B. Management’s report on internal control over financial reporting. This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

C. Attestation report of the registered public accounting firm. This annual report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

D. Changes in internal control over financial reporting. During the period covered by this annual report on Form 40-F, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2023.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors (the “Board”) has determined that it has at least one audit committee financial expert serving on its audit committee. The Board has determined that Mr. David Garofalo is an audit committee financial expert and is independent, as that term is defined by the Exchange Act and the NYSE American’s corporate governance standards applicable to the Company.

The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the audit committee and the Board in the absence of such designation and does not affect the duties, obligations or liability of any other member of the audit committee or Board.

CODE OF ETHICS

The Board has adopted a written code of ethics entitled, “Business Conduct and Ethics Policy” (as amended from time to time, the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended December 31, 2023. The Code is posted on the Company’s website at www.aris-mining.com. A copy of the Code may also be obtained by contacting the General Counsel and Corporate Secretary of the Company at the address or telephone number indicated on the cover page of this annual report on Form 40-F. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this annual report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP acted as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2023. See page 106 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by KPMG LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See page 106 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Company was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources of the Company.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The Company’s Audit Committee is comprised of Daniela Cambone, David Garofalo and Ian Telfer. Effective March 7, 2024, Ian Telfer will step down and Gonzalo Hernández Jiménez will be appointed to the Audit Committee. Each of Ms. Cambone, Mr. Garofalo, Mr. Telfer and Mr. Hernández is, in the opinion of the Company’s Board of Directors, independent (as determined under Rule 10A-3 of the Exchange Act and the NYSE American Company Guide) and financially literate.

CORPORATE GOVERNANCE PRACTICES

There are certain differences between the corporate governance practices applicable to the Company and those applicable to U.S. companies under NYSE American listing standards. A summary of the significant differences can be found on the Company’s website at www.aris-mining.com.

UNDERTAKINGS
The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.
CONSENT TO SERVICE OF PROCESS
The Company has filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file this Form 40-F arises.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

ARIS MINING CORPORATION

(signed) Ashley Baker
Name: Ashley Baker
Title: General Counsel and Corporate Secretary
Date: March 6, 2024

EXHIBIT INDEX
The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit No.	Description

97	Clawback Policy
99.1	Annual Information Form for the year ended December 31, 2023
99.2	Management’s Discussion and Analysis for the three months and years ended December 31, 2023 and 2022
99.3	Audited annual financial statements for the years ended December 31, 2023 and 2022
99.4	Certificate of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of KPMG LLP, Independent Registered Public Accounting Firm (Auditor Firm ID: 85)
99.9	Consent of SRK Consulting (U.S.), Inc.
99.10	Consent of SRK Consulting (UK) Limited
99.11	Consent of David Bird, BS, MSc, PG, SME-RM
99.12	Consent of Dr. Henri Sangam, Ph.D., P.Eng.
99.13	Consent of Robert Anderson, P.Eng.
99.14	Consent of Tommaso Roberto Raponi, P.Eng.
99.15	Consent of Ekow Taylor, FAusIMM (CP)
99.16	Consent of Maria Muñoz, MAIG
99.17	Consent of Karl Haase, P.Eng.
99.18	Consent of Pamela De Mark, P.Geo.
99.19	Consent of Inivaldo Diaz, CP
99.20	Consent of Cornelius Lourens, FAusIMM
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

EXHIBIT 97
CLAWBACK POLICY

1.INTRODUCTION

The Board of Directors (“Board”) of Aris Mining Corporation (the “Company”) has adopted this Clawback Policy (the “Policy”) in accordance with NYSE American listing requirements.

2.APPLICATION OF POLICY

This Policy applies in the event of any restatement (“Restatement”) of the Company’s financial results due to its material non-compliance with financial reporting requirements under the securities laws. This Policy does not apply to restatements that are not caused by non-compliance with financial reporting requirements, such as, but not limited to, a retrospective: (1) application of a change in accounting principles; (2) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (3) reclassification due to a discontinued operation; (4) application of a change in reporting entity, such as from a reorganization of entities under common control; (5) adjustment to provision amounts in connection with a prior business combination; and (6) revision for stock splits, reverse stock splits, dividends or other changes in capital structure (collectively the “Restatement Exclusions”).

3.EXECUTIVE OFFICERS SUBJECT TO THE POLICY

The “executive officers” of the Company are covered by this Policy. This includes the Company’s current or former Chief Executive Officer, Chief Financial Officer, Executive Vice President, Chief Operating Officer, Country Manager, General Counsel and any Executive or Senior Vice-President of the Company in charge of a principal business unit, division or function, and any other current or former officer or person who performs a significant policy-making function for the Company, including executive officers of Company subsidiaries (the “Executive Officers”). All of these Executive Officers are subject to this Policy, even if an Executive Officer had no responsibility for the financial statement errors which required restatement.

4.COMPENSATION SUBJECT TO THE POLICY

This Policy applies to any incentive-based compensation received by an Executive Officer during the period (the “Clawback Period”) consisting of any of the three fiscal years completed immediately preceding:

1.the date that the Company’s Board (or Audit Committee) concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or

2.the date that a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

This Policy covers all incentive-based compensation (including any cash or equity compensation) that is granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure”. Financial reporting measures are those that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures derived wholly or in part from such financial information (including non-GAAP measures, stock price and total shareholder return). Incentive-based compensation is deemed “received” in the fiscal period during which the applicable financial reporting measure (as specified in the terms of the award) is attained, even if the payment or grant occurs after the end of that fiscal period.
Incentive-based compensation does not include base annual salary, compensation which is awarded based solely on service to the Company (e.g. a time-vested award, including time-vesting stock options or restricted share units), nor does it include compensation which is awarded based on subjective standards, strategic measures (e.g. completion of a merger) or operational measures (e.g. attainment of a certain market share).

5.AMOUNT REQUIRED TO BE REPAID PURSUANT TO THIS POLICY

The amount of incentive-based compensation that must be repaid (subject to the few limitations discussed below) is the amount of incentive-based compensation received by the Executive Officer that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the Restatement (the “Recoverable Amount”). Applying this definition, after a Restatement, the Company will recalculate the applicable financial reporting measure and the Recoverable Amount in accordance with SEC and exchange rules. The Company will determine whether, based on that financial reporting measure as calculated relying on the original financial statements, an Executive Officer received a greater amount of incentive-based compensation than would have been received applying the recalculated financial measure. Where incentive-based compensation is based only in part on the achievement of a financial reporting measure performance goal, the Company will determine the portion of the original incentive-based compensation based on or derived from the financial reporting measure which was restated and will recalculate the affected portion based on the financial reporting measure as restated to determine the difference between the greater amount based on the original financial statements and the lesser amount that would have been received based on the Restatement. The Recoverable Amounts will be calculated on a pre-tax basis to ensure that the Company recovers the full amount of incentive-based compensation that was erroneously awarded.

In no event shall the Company be required to award Executive Officers an additional payment if the restated or accurate financial results would have resulted in a higher incentive compensation payment.

If equity compensation is recoverable due to being granted to the Executive Officer (when the accounting results were the reason the equity compensation was granted) or vested by the Executive Officer (when the accounting results were the reason the equity compensation was vested), in each case in the Clawback Period, the Company will recover the excess portion of the equity award that would not have been granted or vested based on the Restatement, as follows:

1.if the equity award is still outstanding, the Executive Officer will forfeit the excess portion of the award;
2.if the equity award has been exercised or settled into shares (the “Underlying Shares”), and the Executive Officer still holds the Underlying Shares, the Company will recover the number of Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares); and

3.if the Underlying Shares have been sold by the Executive Officer, the Company will recover the proceeds received by the Executive Officer from the sale of the Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares)
The Board will take such action as it deems appropriate, in its sole and absolute discretion, reasonably promptly to recover the Recoverable Amount, unless the Compensation Committee determines that it would be impracticable to recover the such amount because (1) the direct costs of enforcing recovery would exceed the Recoverable Amount, (2) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder, or (3) if the recovery of the incentive-based compensation would violate the home-country laws of the Company.

6.ADDITIONAL CLAWBACK REQUIRED BY SECTION 304 OF THE SARBANES-OXLEY ACT OF 2002

In addition to the provisions described above, if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, then, in accordance with Section 304 of the Sarbanes-Oxley Act of 2002, the Chief Executive Officer and Chief Financial Officer (at the time the financial document embodying such financial reporting requirement was originally issued) shall reimburse the Company for:

1.any bonus or other incentive-based or equity-based compensation received from the Company during the 12-month period following the first public issuance or filing with the U.S. Securities and Exchange Commission (whichever first occurs) of such financial document; and

2.any profits realized from the sale of securities of the Company during that 12-month period.

7.CREDITING OF RECOVERY AMOUNTS

To the extent that subsections B, C, D and E of this policy (the “Rule 10D-1 Clawback Requirements”) would provide for recovery of incentive-based compensation recoverable by the Company pursuant to Section 304 of the

Sarbanes-Oxley Act, in accordance with subsection F of this policy (the “Sarbanes-Oxley Clawback Requirements”), and/or any other recovery obligations (including pursuant to employment agreements, or plan awards), the amount such Executive Officer has already reimbursed the Company shall be credited to the required recovery under the Rule 10D-1 Clawback Requirements. Recovery pursuant to the Rule 10D-1 Clawback Requirements does not preclude recovery under the Sarbanes-Oxley Clawback Requirements, to the extent any applicable amounts have not been reimbursed to the Company.

8.GENERAL PROVISIONS

This Policy may be amended by the Board from time to time. Changes to this Policy will be communicated to all persons to whom this Policy applies.

The Company will not indemnify or provide insurance to cover any repayment of incentive-based compensation in accordance with this Policy.

The provisions of this Policy apply to the fullest extent of the law; provided however, to the extent that any provisions of this Policy are found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or right of offset against any Executive Officer that is required pursuant to any other statutory repayment requirement (regardless of whether implemented at any time prior to or following the adoption of this Policy). Nothing in this Policy in any way detracts from or limits any obligation that those subject to it have in law or pursuant to a management, employment, consulting or other agreement with the Company or any of its subsidiaries.

All determinations and decisions made by the Board (or any committee thereof) pursuant to the provisions of this Policy shall be final, conclusive and binding on the Company, its subsidiaries and the persons to whom this Policy applies. Executive Officers (as defined above) are required to acknowledge that they have read this Policy. If you have questions about the interpretation of this Policy, please contact Ashley Baker, General Counsel and Corporate Secretary by email at abaker@aris-mining.com and by phone at 604 764-5870.

Approved by the Audit Committee: November 8, 2023

Approved by the Board of Directors: November 8, 2023

EXHIBIT 99.4

CERTIFICATION REQUIRED BY RULE 13a-14(a) OR RULE 15d-14(a), PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002
I, Neil Woodyer, certify that:
1.I have reviewed this annual report on Form 40-F of Aris Mining Corp.

2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report.

4.The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a.Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

5.The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a.All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b.Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.
 Date: March 6, 2024

(signed) Neil Woodyer
Name: Neil Woodyer
Title: Chief Executive Officer

EXHIBIT 99.5

CERTIFICATION REQUIRED BY RULE 13a-14(a) OR RULE 15d-14(a), PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002
I, Doug Bowlby, certify that:
1.I have reviewed this annual report on Form 40-F of Aris Mining Corp.

2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report.

4.The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a.Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

5.The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a.All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b.Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.
 Date: March 6, 2024

(signed) Doug Bowlby
Name: Doug Bowlby
Title: Executive Vice President and Chief Financial Officer

EXHIBIT 99.6
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ENACTED PURSUANT TO SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002
Aris Mining Corp. (the “Company”) is filing with the U.S. Securities and Exchange Commission on the date hereof, its annual report on Form 40-F for the fiscal year ended December 31, 2023 (the “Report”).
I, Neil Woodyer, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that:
(i) the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and
(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

(signed) Neil Woodyer
Name: Neil Woodyer
Title: Chief Executive Officer

Date: March 6, 2024

EXHIBIT 99.7
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ENACTED PURSUANT TO SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002
Aris Mining Corp. (the “Company”) is filing with the U.S. Securities and Exchange Commission on the date hereof, its annual report on Form 40-F for the fiscal year ended December 31, 2023 (the “Report”).
I, Doug Bowlby, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that:
(i) the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and
(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

(signed) Doug Bowlby
Name: Doug Bowlby
Title: Executive Vice President and Chief Financial Officer

Date: March 6, 2024

EXHIBIT 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Aris Mining Corporation

We consent to the use of our report dated March 6, 2024 on the consolidated financial statements of Aris Mining Corporation (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2023 and December 31, 2022, the related consolidated statements of income (loss), comprehensive income (loss), equity and cash flows for each of the years then ended, and the related notes which is included in the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2023.

(signed) KPMG LLP
Chartered Professional Accountants
March 6, 2024
Vancouver, Canada

EXHIBIT 99.9

CONSENT OF SRK CONSULTING (U.S.), INC.

The undersigned company hereby consents to the use of the reports (a) Technical report entitled “Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, Pre-Feasibility Study of the Lower Mine Expansion Project” with an effective date of June 30, 2022 and filed on SEDAR on November 23, 2022 and (b) Technical report entitled “NI 43-101 Technical Report Feasibility Study of the Soto Norte Gold Project, Santander, Colombia” with an effective date of January 1, 2021 and filed on SEDAR on March 21, 2022 and the information derived therefrom, as well as the reference to its name, in each case where used or incorporated by reference in the Annual Report on Form 40-F of Aris Mining Corporation being filed with the United States Securities and Exchange Commission, and any amendments thereto.

SRK CONSULTING (U.S.), INC.

(signed) Ben Parsons
Ben Parsons, MAusIMM (CP)

Dated: March 6, 2024

EXHIBIT 99.10

CONSENT OF SRK CONSULTING (UK) LIMITED

The undersigned company hereby consents to the use of the technical report entitled “NI 43-101 Technical Report Feasibility Study of the Soto Norte Gold Project, Santander, Colombia” with an effective date of January 1, 2021 and filed on SEDAR on March 21, 2022, and the information derived therefrom, as well as the reference to its name, in each case where used or incorporated by reference in the Annual Report on Form 40-F of Aris Mining Corporation being filed with the United States Securities and Exchange Commission, and any amendments thereto.

SRK CONSULTING (UK) LIMITED

(signed) Christopher Bray
Christopher Bray, BEng, MAusIMM (CP)

Dated: March 6, 2024

EXHIBIT 99.11

CONSENT OF DAVID BIRD

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F of Aris Mining Corporation being filed with the United States Securities and Exchange Commission, and any amendments thereto.

(signed) David Bird
David Bird, PG, SME-RM (2014-2022)

Dated: March 6, 2024

EXHIBIT 99.12

CONSENT OF DR. HENRI SANGAM

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F of Aris Mining Corporation being filed with the United States Securities and Exchange Commission, and any amendments thereto.

(signed) Dr. Henri Sangam
Dr. Henri Sangam, Ph.D., P.Eng.

Dated: March 6, 2024

EXHIBIT 99.13

CONSENT OF ROBERT ANDERSON

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F of Aris Mining Corporation being filed with the United States Securities and Exchange Commission, and any amendments thereto.

(signed) Robert Anderson
Robert Anderson, P.Eng.

Dated: March 6, 2024

EXHIBIT 99.14

CONSENT OF TOMMASO ROBERTO RAPONI

I, Tommaso Robert Raponi, P.Eng., hereby consent to the reference to my involvement in the preparation of the following technical report (the “Technical Report”):

1.“Report for the Marmato gold Mine, Caldas Department, Colombia, Pre-Feasibility Study of the Lower Mine Expansion Project” with an Effective Date of June 30, 2022 and Report Date of November 23, 2022

and to references to the Technical Report, or portions thereof, where used or incorporated by reference in the Annual Report on Form 40-F of Aris Mining Corporation being filed with the United States Securities and Exchange Commission.

(signed) Tommaso Roberto Raponi
Tommaso Roberto Raponi, P.Eng.

Dated: March 6, 2024

EXHIBIT 99.15

CONSENT OF EKOW TAYLOR

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F of Aris Mining Corporation being filed with the United States Securities and Exchange Commission, and any amendments thereto.

(signed) Ekow Taylor
Ekow Taylor, FAusIMM(CP)

Dated: March 6, 2024

EXHIBIT 99.16

CONSENT OF MARIA MUÑOZ

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F of Aris Mining Corporation being filed with the United States Securities and Exchange Commission, and any amendments thereto.

(signed) Maria Muñoz
Maria Muñoz, MAIG

Dated: March 6, 2024

EXHIBIT 99.17

CONSENT OF KARL HAASE

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F of Aris Mining Corporation being filed with the United States Securities and Exchange Commission, and any amendments thereto.

(signed) Karl Haase
Karl Haase, P.Eng.

Dated: March 6, 2024

EXHIBIT 99.18

CONSENT OF PAMELA DE MARK

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F of Aris Mining Corporation being filed with the United States Securities and Exchange Commission, and any amendments thereto.

(signed) Pamela De Mark
Pamela De Mark, P.Geo.

Dated: March 6, 2024

EXHIBIT 99.19

CONSENT OF INIVALDO DIAZ

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F of Aris Mining Corporation being filed with the United States Securities and Exchange Commission, and any amendments thereto.

(signed) Inivaldo Diaz
Inivaldo Diaz, CP

Dated: March 6, 2024

EXHIBIT 99.20

CONSENT OF CORNELIUS LOURENS

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F of Aris Mining Corporation being filed with the United States Securities and Exchange Commission, and any amendments thereto.

(signed) Cornelius Lourens
Cornelius Lourens, FAusIMM

Dated: March 6, 2024