Form 40-F
period 2024-12-31
Aris Mining Corp
filed 2025-03-13
CIK 1964504

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

 (Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2024
Commission File Number 001-41794

ARIS MINING CORPORATION
(Exact name of registrant as specified in its charter)

British Columbia, Canada	1040	N/A
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)
Suite 2400 - 1021 West Hastings St.,
Vancouver, BC, Canada
V6E 0C3
(604) 417-2574
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 171,034,256
Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
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
☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).                                       ☐

FORWARD LOOKING STATEMENTS
Certain statements in this annual report on Form 40-F of Aris Mining Corporation (“the Company” or “Aris Mining”) constitute forward-looking information. Often, but not always, forward-looking statements use words or phrases such as: “anticipate”, “believe”, “continue”, “estimate”, “expect”, “future”, “goal”, “guidance”, “intend”, “likely”, “objective”, “opportunity”, “plan”, “possible”, “potential”, “probable”, “project”, “target” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such forward-looking statements, include but are not limited to statements with respect to local environmental and regulatory requirements and delays in obtaining required environmental and other licenses, changes in national and local government legislation, taxation, controls, regulations and political or economic developments, uncertainties and hazards associated with gold exploration, development and mining, risks associated with tailings and water management, risks associated with costs, supply chain disruptions, and financial risks due to changes in tariffs, trade policies, international trade disputes, or regulatory shifts, risks associated with operating in foreign jurisdictions, risks associated with capital cost estimates, dependence of operations on infrastructure, fluctuations in foreign exchange or interest rates and stock market volatility, operational and technical problems, the ability to maintain good relations with employees and labour unions, competition; reliance on key personnel, litigation risks, uncertainties relating to title to property and mineral resource and mineral reserve estimates, risks associated with acquisitions and integration, risks associated with the Company’s ability to meet its financial obligations as they fall due, volatility in the price of gold, or certain other commodities, risks that actual production may be less than estimated, risks associated with servicing indebtedness, additional funding requirements, risks associated with general economic factors, risks associated with secured debt, changes in the accessibility and availability of insurance for mining operations and property, environmental, sustainability and governance practices and performance, risks associated with climate change, risks associated with the reliance on experts outside of Canada, costs associated with the decommissioning of the Company’s properties, pandemics, epidemics and public health crises, potential conflicts of interest, uncertainties relating to the enforcement of civil liabilities and service of process outside of Canada, cyber-security risks, risks associated with operating a joint venture, risks associated with holding derivative instruments (such as credit risks, market liquidity risk and mark-to-market risk), volatility of the Company’s share price, the Company’s obligations as a public company, the Company’s ability to pay dividends in the future, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2024 incorporated by reference herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The forward-looking statements and forward-looking information are made as of the date hereof and the Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, unless so required by applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements and information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.
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
The Company prepares its financial statements, which are filed as exhibits to this annual report on Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and therefore may not be comparable to financial statements prepared in accordance with U.S. generally accepted accounting principles.
DISCLOSURE CONTROLS AND PROCEDURES

A. Evaluation of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that (i) information required to be disclosed by the Company in reports that it files or submits to the Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”), as appropriate, to allow for timely decisions regarding required disclosure.

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

B. Management’s report on internal control over financial reporting. The Company’s management, including the CEO and CFO, is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2024.

C. Attestation report of the registered public accounting firm. Pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended by Section 103 of the Jumpstart Our Business Startups Act, the Company is not required to include an auditor attestation report in this annual report on Form 40-F.

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

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2024.

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

CODE OF ETHICS

The Board has adopted a written code of ethics entitled, “Business Conduct and Ethics Policy” (as amended from time to time, the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended December 31, 2024. The Code is posted on the Company’s website at www.aris-mining.com. A copy of the Code may also be obtained by contacting the General Counsel and Corporate Secretary of the Company at the address or telephone number indicated on the cover page of this annual report on Form 40-F. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this annual report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP acted as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2024. See page 106 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by KPMG LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).

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

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The Company’s Audit Committee is comprised of David Garofalo, Daniela Cambone and Gonzalo Hernández. Each of Ms. Cambone, Mr. Garofalo and Mr. Hernández is, in the opinion of the Company’s Board of Directors, independent (as determined under Rule 10A-3 of the Exchange Act and the NYSE American Company Guide) and financially literate.

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

ARIS MINING CORPORATION

"Ashley Baker" (signed)
Name: Ashley Baker
Title: General Counsel and Corporate Secretary
Date: March 12, 2025

EXHIBIT INDEX
The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit No.	Description

97	Clawback Policy
99.1	Annual Information Form for the year ended December 31, 2024
99.2	Management’s Discussion and Analysis for the three months and years ended December 31, 2024 and 2023
99.3	Audited annual financial statements for the years ended December 31, 2024 and 2023
99.4	Certificate of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of KPMG LLP, Independent Registered Public Accounting Firm (Auditor Firm ID: 85)
99.9	Consent of SRK Consulting (U.S.), Inc.
99.10	Consent of SRK Consulting (UK) Limited
99.11	Consent of Piteau Associates
99.12	Consent of Dr. Henri Sangam, Ph.D., P.Eng.
99.13	Consent of Robert Anderson, P.Eng.
99.14	Consent of Tommaso Roberto Raponi, P.Eng.
99.15	Consent of Ekow Taylor, FAusIMM (CP)
99.16	Consent of Maria Muñoz, MAIG
99.17	Consent of Karl Haase, P.Eng.
99.18	Consent of Pamela De Mark, P.Geo.
99.19	Consent of Inivaldo Diaz, CP
99.20	Consent of Cornelius Lourens, FAusIMM
99.21	Consent of Miguel Marcelo Roldán, FausIMM
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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

Approved by the Audit Committee: November 8, 2023

Approved by the Board of Directors: November 8, 2023

EXHIBIT 99.4

CERTIFICATION REQUIRED BY RULE 13a-14(a) OR RULE 15d-14(a), PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002
I, Neil Woodyer, certify that:
1.I have reviewed this annual report on Form 40-F of Aris Mining Corporation.

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

4.The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a.Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

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
 Date: March 12, 2025

"Neil Woodyer" (signed)
Name: Neil Woodyer
Title: Chief Executive Officer

EXHIBIT 99.5

CERTIFICATION REQUIRED BY RULE 13a-14(a) OR RULE 15d-14(a), PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002
I, Richard Orazietti, certify that:
1.I have reviewed this annual report on Form 40-F of Aris Mining Corporation.

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

4.The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a.Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

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
 Date: March 12, 2025

"Richard Orazietti" (signed)
Name: Richard Orazietti
Title: Chief Financial Officer

EXHIBIT 99.6
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ENACTED PURSUANT TO SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002
Aris Mining Corp. (the “Company”) is filing with the U.S. Securities and Exchange Commission on the date hereof, its annual report on Form 40-F for the fiscal year ended December 31, 2024 (the “Report”).
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

"Neil Woodyer" (signed)
Name: Neil Woodyer
Title: Chief Executive Officer

Date: March 12, 2025

EXHIBIT 99.7
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ENACTED PURSUANT TO SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002
Aris Mining Corp. (the “Company”) is filing with the U.S. Securities and Exchange Commission on the date hereof, its annual report on Form 40-F for the fiscal year ended December 31, 2024 (the “Report”).
I, Richard Orazietti, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that:
(i) the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and
(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

"Richard Orazietti" (signed)
Name: Richard Orazietti
Title: Chief Financial Officer

Date: March 12, 2025

EXHIBIT 99.8
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Aris Mining Corporation

We consent to the use of our report dated March 12, 2025 on the consolidated financial statements of Aris Mining Corporation (the “Company”) which comprise the consolidated statements of financial position as of December 31, 2024 and 2023, the related consolidated statements of income (loss), comprehensive income (loss), equity and cash flows for each of the years then ended, and the related notes (collectively the “consolidated financial statements”) which is included in the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2024.

We also consent to the incorporation by reference of such report in the Registration Statement (No. 333-282330) on Form F-10 of the Company.

"KPMG LLP" (signed)__________
Chartered Professional Accountants
March 12, 2025

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
The undersigned hereby also consents to the use of its name and the incorporation by reference of such information in the Form F-10 (Commission File No. 333-282330) of Aris Mining Corporation.

SRK CONSULTING (U.S.), INC.

"Ben Parsons" (signed)
Ben Parsons, MAusIMM (CP)

Dated: March 12, 2025

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
The undersigned hereby also consents to the use of its name and the incorporation by reference of such information in the Form F-10 (Commission File No. 333-282330) of Aris Mining Corporation.

SRK CONSULTING (UK) LIMITED

"Christopher Bray" (signed)
Christopher Bray, BEng, MAusIMM (CP)

Dated: March 12, 2025

EXHIBIT 99.11
CONSENT OF PITEAU ASSOCIATES
The undersigned company hereby consents to the use of the technical report entitled “Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, Pre-Feasibility Study of the Lower Mine Expansion Project” with an effective date of June 30, 2022 and filed on SEDAR on November 23, 2022 and the information derived therefrom, as well as the reference to its name, in each case where used or incorporated by reference in the Annual Report on Form 40-F of Aris Mining Corporation being filed with the United States Securities and Exchange Commission, and any amendments thereto.
The undersigned hereby also consents to the use of its name and the incorporation by reference of such information in the Form F-10 (Commission File No. 333-282330) of Aris Mining Corporation.

PITEAU ASSOCIATES

"Joost Reidel" (signed)
Joost Reidel

Dated: March 12, 2025

EXHIBIT 99.12
CONSENT OF DR. HENRI SANGAM
The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F of Aris Mining Corporation being filed with the United States Securities and Exchange Commission, and any amendments thereto.
The undersigned hereby also consents to the use of their name and the incorporation by reference of such information in the Form F-10 (Commission File No. 333-282330) of Aris Mining Corporation.

"Henri Sangam" (signed)
Dr. Henri Sangam, Ph.D., P.Eng.

Dated: March 12, 2025

EXHIBIT 99.13

CONSENT OF ROBERT ANDERSON
The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F of Aris Mining Corporation being filed with the United States Securities and Exchange Commission, and any amendments thereto.
The undersigned hereby also consents to the use of their name and the incorporation by reference of such information in the Form F-10 (Commission File No. 333-282330) of Aris Mining Corporation.

"Robert Anderson" (signed)
Robert Anderson, P.Eng.

Dated: March 12, 2025

EXHIBIT 99.14

CONSENT OF TOMMASO ROBERTO RAPONI
I, Tommaso Robert Raponi, P.Eng., hereby consent to the reference to my involvement in the preparation of the following technical report (the “Technical Report”):

●	Report for the Marmato gold Mine, Caldas Department, Colombia, Pre-Feasibility Study of the Lower Mine Expansion Project” with an Effective Date of June 30, 2022 and Report Date of November 23, 2022
and to references to the Technical Report, or portions thereof, where used or incorporated by reference in the Annual Report on Form 40-F of Aris Mining Corporation being filed with the United States Securities and Exchange Commission, and any amendments thereto.
The undersigned hereby also consents to the use of their name and the incorporation by reference of such information in the Form F-10 (Commission File No. 333-282330) of Aris Mining Corporation.

"Tommaso Roberto Raponi" (signed)
Tommaso Roberto Raponi, P.Eng.

Dated: March 12, 2025

EXHIBIT 99.15

CONSENT OF EKOW TAYLOR
The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F of Aris Mining Corporation being filed with the United States Securities and Exchange Commission, and any amendments thereto.
The undersigned hereby also consents to the use of their name and the incorporation by reference of such information in the Form F-10 (Commission File No. 333-282330) of Aris Mining Corporation.

"Ekow Taylor" (signed)
Ekow Taylor, FAusIMM(CP)

Dated: March 12, 2025

EXHIBIT 99.16

CONSENT OF MARIA MUÑOZ
The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F of Aris Mining Corporation being filed with the United States Securities and Exchange Commission, and any amendments thereto.
The undersigned hereby also consents to the use of their name and the incorporation by reference of such information in the Form F-10 (Commission File No. 333-282330) of Aris Mining Corporation.

"Maria Munoz" (signed)
Maria Muñoz, MAIG

Dated: March 12, 2025

EXHIBIT 99.17

CONSENT OF KARL HAASE
The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F of Aris Mining Corporation being filed with the United States Securities and Exchange Commission, and any amendments thereto.
The undersigned hereby also consents to the use of their name and the incorporation by reference of such information in the Form F-10 (Commission File No. 333-282330) of Aris Mining Corporation.

"Karl Haase" (signed)
Karl Haase, P.Eng.

Dated: March 12, 2025

EXHIBIT 99.18

CONSENT OF PAMELA DE MARK
The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F of Aris Mining Corporation being filed with the United States Securities and Exchange Commission, and any amendments thereto.
The undersigned hereby also consents to the use of their name and the incorporation by reference of such information in the Form F-10 (Commission File No. 333-282330) of Aris Mining Corporation.

"Pamela De Mark" (signed)
Pamela De Mark, P.Geo.

Dated: March 12, 2025

EXHIBIT 99.19

CONSENT OF INIVALDO DIAZ
The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F of Aris Mining Corporation being filed with the United States Securities and Exchange Commission, and any amendments thereto.
The undersigned hereby also consents to the use of their name and the incorporation by reference of such information in the Form F-10 (Commission File No. 333-282330) of Aris Mining Corporation.

"Inivaldo Diaz" (signed)
Inivaldo Diaz, CP

Dated: March 12, 2025

EXHIBIT 99.20

CONSENT OF CORNELIUS LOURENS
The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F of Aris Mining Corporation being filed with the United States Securities and Exchange Commission, and any amendments thereto.
The undersigned hereby also consents to the use of their name and the incorporation by reference of such information in the Form F-10 (Commission File No. 333-282330) of Aris Mining Corporation.

"Cornelius Lourens" (signed)
Cornelius Lourens, FAusIMM

Dated: March 12, 2025

EXHIBIT 99.21
CONSENT OF MIGUEL MARCELO ROLDÁN
The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F of Aris Mining Corporation being filed with the United States Securities and Exchange Commission, and any amendments thereto.
The undersigned hereby also consents to the use of their name and the incorporation by reference of such information in the Form F-10 (Commission File No. 333-282330) of Aris Mining Corporation.

"Miguel Marcelo Roldán" (signed)
Miguel Marcelo Roldán, FAusIMM

Dated: March 12, 2025