Form 40-F
period 2025-12-31
Aris Mining Corp
filed 2026-03-11
CIK 1964504

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

 (Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2025
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
Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (“Exchange Act”):

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:

Common Shares, no par value	ARIS	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act: None
For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 205,532,283
Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
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
Emerging growth company ☐

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
☒
If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).                                       ☐
FORWARD LOOKING STATEMENTS
Certain statements in this annual report on Form 40-F of Aris Mining Corporation (“the Company” or “Aris Mining”) constitute forward-looking information. Often, but not always, forward-looking statements use words or phrases such as: “anticipate”, “believe”, “continue”, “estimate”, “expect”, “future”, “goal”, “guidance”, “intend”, “likely”, “objective”, “opportunity”, “plan”, “possible”, “potential”, “probable”, “project”, “target” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such forward-looking statements, include but are not limited to statements with respect to local environmental and regulatory requirements and delays in obtaining required environmental and other licenses, changes in national and local government legislation, taxation, controls, regulations and political or economic developments, uncertainties and hazards associated with gold exploration, development and mining, risks associated with tailings and water management, risks associated with costs, supply chain disruptions, and financial risks due to changes in tariffs, trade policies, international trade disputes, or regulatory shifts, risks associated with operating in foreign jurisdictions, risks associated with capital and operating cost estimates, dependence of operations on construction and maintenance of adequate infrastructure, fluctuations in foreign exchange or interest rates and stock market volatility, operational and technical problems, the ability to maintain good relations with employees and labour unions, competition; reliance on key personnel, litigation risks, competition for capital and the acquisition of mining properties and undeveloped lands, uncertainties relating to title to property and mineral resource and mineral reserve estimates, risks associated with acquisitions and integration, risks associated with the Company’s ability to meet its financial obligations as they fall due, volatility in the price of gold, or certain other commodities, risks that actual production may be less than estimated, risks associated with servicing indebtedness, additional funding requirements, risks associated with general economic factors, risks associated with secured debt, changes in the accessibility and availability of insurance for mining operations and property, environmental, sustainability and governance practices and performance, risks associated with climate change, risks associated with the reliance on experts outside of Canada, costs associated with the decommissioning of the Company’s properties, pandemics, epidemics and public health crises, potential conflicts of interest, uncertainties relating to the enforcement of civil liabilities and service of process outside of Canada, cyber-security risks, risks associated with holding derivative instruments (such as credit risks, market liquidity risk and mark-to-market risk), volatility of the Company’s share price, the Company’s obligations as a public company, the Company’s ability to pay dividends in the future, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2025 incorporated by reference herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The forward-looking statements and forward-looking information are made as of the date hereof and the Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, unless so required by applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements and information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.
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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2025.

C. Attestation report of the registered public accounting firm. Management's assessment of internal controls over financial reporting as of December 31, 2025 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, issued in Vancouver, British Columbia, Canada, which accompanies our audited consolidated financial statements as of and for the year ended December 31, 2025, and is incorporated herein by reference.

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

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2025.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors (the “Board”) has determined that it has at least one audit committee financial expert serving on its audit committee. The Board has determined that Mr. David Garofalo is an audit committee financial expert and is independent, as that term is defined by the Exchange Act and the NYSE’s corporate governance standards applicable to the Company.

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

CODE OF ETHICS

The Board has adopted a written code of ethics entitled, “Business Conduct and Ethics Policy” (as amended from time to time, the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended December 31, 2025. The Code is posted on the Company’s website at www.aris-mining.com. A copy of the Code may also be obtained by contacting the Chief Legal Officer of the Company at the address or telephone number indicated on the cover page of this annual report on Form 40-F. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this annual report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP acted as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2025. See page 132 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by KPMG LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).

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

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The Company’s Audit Committee is comprised of David Garofalo, Germán Arce and Gonzalo Hernández. Each of Mr. Arce, Mr. Garofalo and Mr. Hernández is, in the opinion of the Company’s Board of Directors, independent (as determined under Rule 10A-3 of the Exchange Act and the NYSE Listed Company Manual) and financially literate.

CORPORATE GOVERNANCE PRACTICES

There are certain differences between the corporate governance practices applicable to the Company and those applicable to U.S. companies under NYSE listing standards. A summary of the significant differences can be found on the Company’s website at www.aris-mining.com.

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

ARIS MINING CORPORATION

"Ashley Baker" (signed)
Name: Ashley Baker
Title: Chief Legal Officer
Date: March 11, 2026

EXHIBIT INDEX
The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit No.	Description

97	Clawback Policy
99.1	Annual Information Form for the year ended December 31, 2025
99.2	Management’s Discussion and Analysis for the three months and years ended December 31, 2025 and 2024
99.3	Audited annual financial statements for the years ended December 31, 2025 and 2024
99.4	Certificate of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of KPMG LLP, Independent Registered Public Accounting Firm (Auditor Firm ID: 85)
99.9	Consent of SRK Consulting (U.S.), Inc.
99.10	Consent of Kate Kitchen, MAIG
99.11	Consent of Piteau Associates
99.12	Consent of Peter Lock, FAusIMM
99.13	Consent of Jan Eklund, P.E.
99.14	Consent of Tommaso Roberto Raponi, P.Eng.
99.15	Consent of Nicholas Sianta, P.E.
99.16	Consent of Rolf Schmitt, P.Geo.
99.17	Consent of Vaughn Duke, Pr.Eng.
99.18	Consent of Pamela De Mark, P.Geo.
99.19	Consent of Inivaldo Diaz, CP
99.20	Consent of Cornelius Lourens, FAusIMM
99.21	Consent of Miguel Marcelo Roldán, FAusIMM
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

EXHIBIT 97
CLAWBACK POLICY

1.INTRODUCTION

The Board of Directors (“Board”) of Aris Mining Corporation (the “Company”) has adopted this Clawback Policy (the “Policy”) in accordance with NYSE listing requirements.

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

Approved by the Audit Committee: November 8, 2023

Approved by the Board of Directors: November 8, 2023

EXHIBIT 99.4

CERTIFICATION REQUIRED BY RULE 13a-14(a) OR RULE 15d-14(a), PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002
I, Neil Woodyer, certify that:
1.I have reviewed this annual report on Form 40-F of Aris Mining Corporation;

2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

a.Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

a.All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

b.Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.
 Date: March 11, 2026

"Neil Woodyer" (signed)
Name: Neil Woodyer
Title: Chief Executive Officer

EXHIBIT 99.5

CERTIFICATION REQUIRED BY RULE 13a-14(a) OR RULE 15d-14(a), PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002
I, Cameron Paterson, certify that:
1.I have reviewed this annual report on Form 40-F of Aris Mining Corporation;

2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

a.Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

a.All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

b.Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.
 Date: March 11, 2026

"Cameron Paterson" (signed)
Name: Cameron Paterson
Title: Chief Financial Officer

EXHIBIT 99.6
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ENACTED PURSUANT TO SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002
Aris Mining Corp. (the “Company”) is filing with the U.S. Securities and Exchange Commission on the date hereof, its annual report on Form 40-F for the fiscal year ended December 31, 2025 (the “Report”).
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

Date: March 11, 2026

EXHIBIT 99.7
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ENACTED PURSUANT TO SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002
Aris Mining Corp. (the “Company”) is filing with the U.S. Securities and Exchange Commission on the date hereof, its annual report on Form 40-F for the fiscal year ended December 31, 2025 (the “Report”).
I, Cameron Paterson, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that:
(i) the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and
(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

"Cameron Paterson" (signed)
Name: Cameron Paterson
Title: Chief Financial Officer

Date: March 11, 2026

EXHIBIT 99.8
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Aris Mining Corporation

We consent to the use of:

•our report dated March 11, 2026 on the consolidated financial statements of Aris Mining Corporation (the “Company”) which comprise the consolidated statements of financial position as of December 31, 2025 and December 31, 2024, the related consolidated statements of income (loss), comprehensive income (loss), equity and cash flows for each of the years then ended, and the related notes (collectively the “consolidated financial statements”), and

•our report dated March 11, 2026 on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 each of which is included in the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2025.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-282330) on Form F-10 of the Company.

/s/ KPMG LLP

Chartered Professional Accountants
March 11, 2026
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
Ben Parsons, MSc, MAusIMM (CP)

Dated: March 11, 2026

EXHIBIT 99.10
CONSENT OF KATE KITCHEN
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

"Kate Kitchen" (signed)
Kate Kitchen, MAIG

Dated: March 11, 2026

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

Dated: March 11, 2026

EXHIBIT 99.12
CONSENT OF PETER LOCK
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

"Peter Lock" (signed)
Peter Lock, FAusIMM

Dated: March 11, 2026

EXHIBIT 99.13

CONSENT OF JAN EKLUND
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

"Jan Eklund" (signed)
Jan Eklund, P.E.

Dated: March 11, 2026

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

Dated: March 11, 2026

EXHIBIT 99.15

CONSENT OF NICHOLAS SIANTA
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

"Nicholas Sianta" (signed)
Nicholas Sianta, P.E.

Dated: March 11, 2026

EXHIBIT 99.16

CONSENT OF ROLF SCHMITT
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

"Rolf Schmitt" (signed)
Rolf Schmitt, P.Geo.

Dated: March 11, 2026

EXHIBIT 99.17

CONSENT OF VAUGHN DUKE
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

"Vaughn Duke" (signed)
Vaughn Duke, Pr.Eng.

Dated: March 11, 2026

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

Dated: March 11, 2026

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

Dated: March 11, 2026

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

Dated: March 11, 2026

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

"Miguel Marcelo Roldan" (signed)
Miguel Marcelo Roldán, FAusIMM

Dated: March 11, 2026